

May 12, 2014

<u>Via E-Mail</u>
Bruce Lucas
Chairman & Chief Investment Officer
Heritage Insurance Holdings, Inc.
700 Central Ave., Ste. 500
St. Petersburg, FL 33701

      Re: **Heritage Insurance Holdings, Inc.**
               Amendment No. 1 to Registration Statement on Form S-1
               Filed April 30, 2014
               Response dated May 2, 2014
               Response dated May 6, 2014
               File No. 333-195409

Dear Mr. Lucas:

We have reviewed your correspondence dated May 2, 2014 and May 6, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and results of Operations</u>
<u>Critical Accounting Policies and Estimates</u>
<u>Stock-Based Compensation, page 57</u>

1. We note your May 2, 2014 response to comment 2. Please revise your disclosure to highlight that:

   - your estimates of the fair value of your common shares are highly complex and subjective; and
   - you will no longer be required to estimate the fair value of your common shares underlying stock based awards once those shares begin trading.

In addition, please expand to provide disclosures including the substance of part IV of your response regarding the valuation methodologies along with the assumptions used in the respective valuation dates in October and December 2013.

2. We note your estimated IPO price of $15 per common share on a post-split basis effective May 7, 2014 based on the information within the response letter dated May 6, 2014. In that regard, we also note that your common shares would have been valued at approximately $8.95 on a post-split basis based on the December 2013 valuation. In order for us to better understand the common share valuation, please explain to us the reasons behind the significant increase in their valuation since December 31, 2013.

Financial Statements and Notes
14) Members' Equity and Temporary Equity, page F-26
Common Stock Warrants

3. Refer to the second paragraph. You state that the intrinsic value of outstanding warrants was approximately $23.6 million at both March 31, 2014 and December 31, 2013. In light of estimated IPO price of $15 per common shares and the apparent significant increase in valuation since December 2013, please explain to us how the intrinsic value stayed the same at both March 31, 2014 and December 31, 2013.

Response dated May 6, 2014

4. We note your reference to conducting a concurrent private placement with an affiliate of Nephila Capital Ltd. that is conditioned upon the closing of the offering. Please provide your analysis as to why the offering represents a valid private offering under Securities Act Section 4(2) that should not be integrated with the concurrent public offering. In particular, please advise us as to whether the investors in the private offering were solicited through the registration statement or by some other means that would not foreclose the availability of the Section 4(2) exemption. Please refer to the guidance set forth in Securities Act Release No. 8828 and Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at (202) 551-3659 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Steven J. Gavin D
        Winston & Strawn LLP
        35 W. Wacker Drive
        Chicago, IL 60601-9703